[Patton Boggs LLP Letterhead]

May 8, 2013

VIA EDGAR TRANSMISSION AND BY COURIER

Mr. Michael R. Clampitt

Senior Staff Attorney

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:                             Pacific Premier Bancorp, Inc. Amendment No. 1 to Registration Statement on Form S-4, Filed April 30, 2013 (File No. 333-187688)

Dear Mr. Clampitt:

On behalf of Pacific Premier Bancorp, Inc. (the “Company”), this letter responds to comments made by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter, dated May 6, 2013 (the “Comment Letter”), regarding the above-referenced amendment to the registration statement on Form S-4 filed with the Commission by the Company on April 30, 2013 (the “Registration Statement”).  We also have revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects these revisions.  In connection with this letter and the filing of Amendment No. 2, we are sending to the Staff, by courier, four courtesy copies of Amendment No. 2 marked to show changes from Amendment No. 1 to the Registration Statement as filed on April 30, 2013.

Set forth below are the Company’s responses to the Staff’s comments provided in the Comment Letter.  For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in bold text below.

Registration Statement on Form S-4

The Merger (Proposal One)

Background of the Merger

1.              We note your response to comment 8 of our letter dated April 25, 2013. Given the size of the compensation package payable to Mr. Perry, relative to the consideration to be paid as a result of the transaction, please revise your disclosure to discuss the negotiations regarding the compensation package. In particular, discuss how the overall consideration to be paid to shareholders was impacted by the compensation package, and whether the financial advisor considered the package in its fairness opinion.

RESPONSE:

In response to the Staff’s comment, the Company has revised page 8 of the “Summary,” pages 45, 46 and 47 of the “Background of the Merger” and page 49 of the “Opinion of SDTB Financial Advisor.”

Material Federal Income Tax Consequences

2.              We note your response to comment 13 of our letter dated April 25, 2013. Please revise the bolded paragraph on page 85 to delete the term “summary.”

RESPONSE:

In response to the Staff’s comment, the Company has revised page 85 to delete the term “summary” from the bolded paragraph.

Exhibit 8.1

3.              When using a short form tax opinion, counsel must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel. Please therefore revise the first full paragraph on page 2 of the opinion. For more information, please refer to Section III.B.2 of Staff Legal Bulletin No. 19.

RESPONSE:

In response to the Staff’s comment, the first full paragraph on the second page of the tax opinion, which is included as Exhibit 8.1 to Amendment No. 2, was revised to state that the disclosure in the proxy statement/prospectus titled “Material Federal Income Tax Consequences” is the opinion of counsel.

* * * * * * *

If Amendment No. 2 is satisfactorily responsive to the Staff’s comments, the Company currently plans to have the proxy statement/prospectus, which is part of the Registration Statement, distributed to the shareholders of SDTB as soon as practical.  We will contact the Staff to discuss arrangements for requesting effectiveness of the Registration Statement. Please direct any questions or comments regarding the foregoing to the undersigned at (202) 457-6514 or nantin@pattonboggs.com.  Thank you in advance for your assistance in this matter.

Very truly yours,

/s/ Norman B. Antin
Norman B. Antin

cc:                     Steven R. Gardner